EXHIBIT 99.3

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE

JULY 12, 2005

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies – CEO, President and MD

Kris Gopalakrishnan
Infosys Technologies – COO and Deputy MD

Mohandas Pai
Infosys Technologies — CFO

Basab Pradhan
Infosys Technologies – Head — Sales

Girish Vaidya
Infosys Technologies – Head — Finacle

Steve Pratt
CEO – Infosys Consulting

Akshaya Bhargava
Progeon – CEO and MD

James Lin
Infosys China — CEO

Bani

Good afternoon everyone. Welcome to Infosys first quarter results announcement. As always, we shall start the proceedings of the press conference with an overview of the company’s financial performance by Mr. Nandan Nilekani. This will be followed by a presentation by Mr. Kris Gopalakrishnan on the company’s operational performance. We shall have the Q&A. Please press the black button in the panel in front of you. Thank you. Over to Nandan and Kris.

Nandan Nilekani

Thank you Bani and I would like to welcome all of you again for the results of the first quarter for Infosys, ending June 30, 2005, and I hope you had a safe ride on Hosur Road.

This is a safe harbor clause.

Now, I will briefly speak about the financial performance, after which Kris will talk about some of the other things, and then I will come back and talk about the outlook and the summary.

On the financial performance, this quarter on a year-to-year growth on Indian GAAP, we have grown at 36.5% and our PAT from ordinary activities has grown at 37%. On US GAAP, our revenues have actually grown at 42.1% and net income has grown at 47% on a year-to-year basis.

One good feature this quarter has been the large number of client additions. We have had 36 new clients added this quarter, 9 of whom are from the Global 500 list, that is, they are among the top 500 companies in the world in terms of revenue. So that’s a good thing, and repeat business continues to be high at 98.7%, which is normal in the first quarter of any financial year.

From a head count point of view, the quarter closed at 39,806 employees across the whole Infosys group, and the net additions was over 3000, it was 3056, which includes 773 in Progeon. So when you look at the group, it is really Progeon, Consulting, Australia, China, and Infosys, so it is 3056 including 773 from Progeon.

The income for the year, Indian GAAP on a consolidated basis for the first quarter was over Rs. 2000 crores, it was Rs. 2071 crores, and the PAT from ordinary activities was Rs. 532 crores. The operating profit was at Rs. 633.81 crores. The previous quarter, which is Q4, we had had an exceptional income from the sale of our holding in Yantra, which is why sequentially it is not growing, if you remove the exceptional, there is still a sequential increase.

The balance sheet today is at Rs. 5950 crores, and just the cash and cash equivalents which include investments in Indian liquid mutual funds is at Rs. 3265 crores.

With that, I hand over to my colleague, Kris, and he will go through the rest of the presentation. I will come back for the outlook and summary. Thank you.

Kris Gopalakrishnan

Thank you Nandan, and good afternoon to everyone of you. If you look at geography wise, Europe has shown some momentum, some growth, from 23.3% to 23.9%. You will see subsequently that the Finacle group has done well, so India has also grown from 2% to 2.4%. These are percentages, North America has come down a little bit and rest of the world has come down a little bit.

Our utilization rates are around the same range. We said that 77 to 83, the high 70s and low 80s is the range we want to keep it excluding trainees. So the number excluding trainees is 76.6. We are adding people on an ongoing basis.

Fixed price and time and material, not much material change, 28.6 fixed price, 71.4 time and material.

Onsite has increased slightly. From an effort basis, onsite is 31.4% compared to 30.6% last quarter. Offshore has gone down from 69.4% to 68.6%. So in terms of revenue, actually it is different from Q4 to Q1, onsite has declined slightly and offshore has increased.

There has been strong increase in number of clients, 36 new clients have been added, 9 marquee names. And across the board you can see that the number of million-dollar relationships, the number of $5 million relationships, number of $10 million relationship; we have now one client who is giving us revenue more than $90 million, so we are reaching very close to the $100 million mark, and consequently our dependence on any client is actually coming down. The largest client is only 5.2% of the revenues. This is a strategic direction for us. We want to broad base our revenues. We want to get many more clients into our pool of larger relationships, and it is moving in the right direction.

Specifically, if you look at examples of some of the types of work, some of the projects we have been able to sign up this quarter, a Fortune 1000 digital lifestyle company has chosen us for the business intelligence project. A point of sale replenishment project or a solution has been designed and implemented in the world’s largest greeting card company.

In the financial services, as I said, we saw significant improvement in the European market as well as in the North American market, as well as increase in Finacle. A leading bank in the US has chosen Infosys for a centralized financial and management reporting system. A global agri business with operations in 90 countries has engaged Infosys to consolidate varied data warehouse solutions. A market leader in commercial air conditions and hardware has sought Infosys expertise in the Sarbanes Oxley compliance side.

Finacle has moved from a product for the developing market to a product for the developed market. We have had wins in Australia and in Singapore, so slowly it is starting to have an impact in the developed market. As you know, it is one of the leading or the leading product in the Indian market, and many of the large banks today use Finacle as their core banking solution. Finacle spans 47 countries, including markets like Australia, Singapore, Switzerland and UK.

We added 3056 net employees taking the total strength to 39,806. We had 37,146 software professionals as of June 30, 2005, of these 1328 belong to the banking business unit.

We spent Rs. 252 crores this past quarter on capex. As of June 30, 2005, the company has 75,19,350 square feet of space capable of accommodating 34,700 employees, and short of about 34.6 lakh square feet under construction which can accommodate another 21,105 software professionals. So significant number of investment in infrastructure, significant number of investment in adding people.

So, I am going to hand it over back to Nandan to take you through the outlook and summary.

Nandan Nilekani

Thank you Kris. This is the guidance for the year. This is again Indian GAAP consolidated. For the quarter ending September 30th, we expect income to be between Rs. 2202 crores to Rs. 2215 crores, which is a year-to-year growth of between 25.88 to 26.62%, and Earnings Per Share is expected to be between 19.8 to 20.3, which is a year-to-year growth of 18.49 to 21.48%. And for the full year ending March 2006, we expect income between Rs. 8947 crores to Rs. 9051 crores, which is a growth rate of between 25.5 to about 27%, and Earnings Per Share between 84.7 to 86, which is a growth between 23.12 to 25.42%. So as you can see, we have slightly revised the guidance upwards for the full financial year.

Now, what is the summary of our outlook? I think this quarter we have been able to maintain our margins. We had really three factors, we had our annual salary increase implemented from April 1st, which was between 13 and 15% in rupee terms and 3% for the dollar salaries, we are able to absorb that. We have had a 0.5% impact on our revenue because of a depreciating Euro and Pound, we have been able to absorb that. This has also been a quarter where we have spent substantially on visas. Visa cost has gone up both because the cost per visa has gone up, as well as because this is the time of the year when we apply in advance for visas which open up in October. So in spite of the salary increases, the visa costs, and an adverse impact of a depreciating Euro and Pound, we have been able to maintain our margins. Second important thing is that we have been to really grow our customer base. We have added 36 new customers this quarter, 9 of whom are Global 500 companies which are top 500 companies in terms of revenues in diverse industries like pharmaceuticals, telecommunications, financial services, manufacturing and so forth. Third important thing is we have Steve here, and Infosys Consulting now has really become an established player. All our clients have begun to appreciate the value and the business model that we have propagated. Analysts who have seen it have said this is a sustainable model, which has the possibility of having a formidable impact on the business, so I think that is really coming up to strength.

The other important thing is that, which is really behind the scenes and it is led by people like Shibu and Kris and others, is the focus on developing competencies. We believe that it is very important and critical role for us in the future is that our people need to really invest in developing their own skills, improving their knowledge of domain, improving their knowledge of technology, improving their knowledge of processes and project management, and I think there is a major planned effort to do that, and there is a sophisticated certification programme with different levels of expertise which is linked to the appraisal system, which is linked to the job evaluation and all that. So fundamentally, there is a whole thing going on there, which I think is very important and that is being scaled up rapidly.

And of course, last quarter as you all know, we completed the billion dollar ADR, the largest issue ever of equity from India, which included part of it as a POWL, which is a public offer without listing in Japan, first time that any Indian company has done that, and we believe that really creating an access of Japanese capital to Indian companies. This again was extremely well received across the world. We had a road show, we had two teams cross the world, and we had a very positive response which only helped us to substantiate and validate our belief that in the IT services space, our model is the right model. I think everybody is now trying to come to our model and certainly Infosys is the company of choice in this business that is happening which is fundamentally globally restructuring and transformational business.

With that, thank you very much and all of us will take your questions.

Male Participant

<Question not audible>

Mohandas Pai

Sequentially your net profit has dipped by Rs. 27 crores, why? Last quarter, we had a Rs. 45-crore exceptional income, which arose from the sale of Yantra, and we don’t have it now, so you must remove the one-off item and look at what the profits are. Look at that, we have Rs. 532 crores right now, which is an improvement of about 3.6% over the previous quarter.

Yes, see if you don’t take that income, in the fourth quarter we had a net income of about Rs. 513.4, and now we have Rs. 532, which is an increase of 3.6% sequentially, because we had an exceptional item of Rs. 49.19 crores.

Male Participant

<Phrase inaudible> Impact of rupee appreciation during the first quarter in dollar and Euro denominations?

Now, I will give you some data. I understand, I will do that very very slowly.

We had an appreciation of the rupee by 0.14% this quarter compared to the previous quarter. We had a depreciation of the Pound of 3.17% this quarter compared to the previous quarter, and a depreciation of Euro is 4.74%, so we had a loss of revenue of about Rs. 10.9 crores, that is 0.5% of revenues, and impact on the operating profit was Rs. 5.4 crores. We had a translation loss of Rs. 17.1 crore. We had a hedging positive of Rs. 7.65 crores. The total impact is Rs. 14.9 crores negative for the quarter.

Saritha

Kris, this is Saritha from IDC. Could you repeat the onsite-offshore mix change over the last two years on an effort basis, not the revenue basis?

Kris Gopalakrishnan

On an effort basis, onsite has gone up from 30.6% to 31.4%, so a slight increase. This is a complicated function because it depends on which client is growing, it depends on which service is growing, and it also depends on which geography is growing, so that is where we are today.

Saritha

Also, there is no mention at all of Progeon, do you no longer give Progeon figures separately?

Akshaya Bhargava

Let me talk about Progeon. Progeon reported $18.04 million in revenue which is Rs. 78 crores. This is up from $ 14.6 m the quarter before, so Progeon grew by 24% quarter-on-quarter. We had a net profit after tax of $4.43 billion, which is 24.6%. We closed the last quarter at 4739 people which is up by 773 from the previous quarter.

Saritha

Akshaya, are there any clients that you would like to tell us about with whom you don’t have NDAs?

Akshaya Bhargava

We added one client during the quarter, I can name the client because the client has done a press release about it. This is a company called Ingram Micro which is largest PC distributor in America, who signed a contract with us for order management.

Male Participant

<Question not audible>

Kris Gopalakrishnan

We have spent $5 million last quarter and we hope to spend $7 million this quarter. It is actually $2 million over what we budgeted. We have sufficient number of visas and we have applied several hundreds more actually. Right now, the utilization is 37% so we are in a comfortable position in terms of the visas.

Saritha

To get back to Progeon, is there any specific reason why earlier you would give Infosys and Progeon reports, Nandan for you, is there any reason why those figures are not really mentioned, because you do mention your banking business unit in terms of people, etc., specifically, nothing otherwise. You are talking about it, but nothing in the press release about it.

Nandan Nilekani

No, the thing is that now we have four subsidiaries. We have Infosys Consulting, Infosys Australia, Infosys China, and Progeon. So it is just more simpler and more easy for everybody to see the consolidated numbers, but certainly in this conversation and on any conversation we will be more than happy to share our Progeon numbers. I think Progeon has been a real success story. I think it has validated our point of view that the future of BPO for an IT company is in non-voice. It is about processes and operations and it is about integrating IT with BPO, and we are more than happy to share any details that you want about it.

Female Participant

<Question not audible>

Saritha

I was looking for operating margin for the Progeon business?

Akshaya Bhargava

The operating margin is about 24% for the quarter.

Steven Pratt

This is for Infosys Consulting, we just finished our first real complete financial year, and I think we are off to a very good start. We had a great quarter this quarter, we more than doubled over the last quarter, so we grew actually 120% over the last quarter, which is terrific. I think the great news is that we have established what we think is the model of the future for consulting, and that we have really gotten the attention of our competitors. What we said is that in year one, we wanted to be underestimated. In year two, we wanted to be feared, and year three we wanted to be respected, and I think we are successfully into the fear stage. So I think if you look at, our competitors are now talking about us, so people we hire from our competitors are saying, we are the topic of conversation about how do we deal with this new emerging threat which is the combination of very good business consulting with the Global Delivery Model, and I think that we have established what we are convinced is the future of consulting, and so everything is going well.

Male Participant

How many clients and how many employees?

Steven Pratt

We have 25 clients in the first year. We have about 120 people. I think that what we are doing there was, we were effectively leveraging all of the consultants within Infosys, which is just south of 2000 people. And keep in mind, through our model is that for every one consultant we would leverage four people from Infosys Technologies, and so you can do the math and add up the impact we are having at this point.

Male Participant

Geographically?

Steven Pratt

Geographically, we are in many cities in the US including Seattle, the San Francisco Bay area, Southern California, Dallas, Boston, opening in Chicago. So that is where we are.

Male Participant

Verticals?

Steven Pratt

Verticals, yes, we started in high-tech industry manufacturing, and in media and entertainment, and in energy, we are expanding into communication service providers and into banking and capital markets. Transportation, yeah we have some work in transportation.

<Question not audible>

Akshaya Bhargava

Sorry, Saritha just a correction on the Progeon numbers. The operating profit is 28%. The net profit after tax is 24.6% for the quarter.

Female participant

Mr. Nilekani, how has the Sarbanes Oxley Act impacted Infosys?

Nandan Nilekani

What we had said last time was that some of our customers were preoccupied with compliance issues and therefore at that point in time we had anticipated a slight slow down in the number of projects. Now, all that has happened and now it is behind us, so we don’t see any more impact as such on our revenue by virtue of Sarbanes Oxley compliance issues.

Male participant

This $50 million plus engagement, the number of clients have increased, so does it indicate a trend?

Kris Gopalakrishnan

Clearly, we are seeing that, one side the strategy is to broad base our client base, the number of million-dollar relationships, etc., is increasing, and there is more credibility and more opportunities to look at larger relationships. So both sides it is working.

Madhavan

This is Madhavan from Reuters. I just wanted to ask a little bit of tidbits to fill in some holes, visa costs, I want to make sure, this you are talking only about US and not Europe, but is Europe part of your increased visa cost is not clear....?

Yes, I thought I will <phrase inaudible> because I want a lot of little-little things, so it is good to take them all together.

Mohandas Pai

Europe is a small number, compared to the US, Europe is a small number in terms of cost...

Madhavan

Okay, so Europe is insignificant in visa terms?

Mohandas Pai

A small number.

Madhavan

And also, I would love to have the number of customers of Finacle and revenue share for Finacle within Infosys revenue, and also the Progeon customer numbers?

Nandan Nilekani

For Finacle, it is 87 banks in 47 countries. It is 4.7% of revenues in this quarter, $22.15 million, and as we have said our clients include large well-known banks in Singapore, in Australia, in the UK, in Switzerland, which shows how mainstream as a global product Finacle has become.

Male Participant

You have not penetrated the US market?

Girish Vaidya

Ultimately, it is a question of bandwidth, and we see opportunities in other markets. US in our opinion will be ready a few years down the road when the banks will really move. They have a lot of legacy systems; the challenge is to really replace the legacy system, and I think that wave will start happening a couple of years down the road.

Akshaya Bhargava

And Progeon had 19 customers, we added one which is Ingram Micro.

Female participant

What trends are you seeing in billing rates, what do you expect going forward, and how is Infosys China doing? What can you tell us about that business?

Basab Pradhan

On billing rates, we are seeing a fairly stable environment. We are able to take existing MSAs in re-negotiation 2-3% higher, and we are also signing up new clients at about the same increment over the average bill rates that we have. So billing rates basically in sum is stable to with an upward bias.

Male participant

Still on billing rates, I just wanted to confirm because we have been hearing from analysts that new wins because of the general surge in demand are coming up at as much as 10% higher, is there something different in the competitive landscape for Infosys right now, which has changed from the past where because you have more of Indian mid-size competitors or even global players right now in India in the offshore business?

Nandan Nilekani

No, I think competitively, I think you have to understand that right now Infosys is really a very strong brand, and I don’t think it is really impacted by mid tier kind of situation. I think that we are getting price increases on new business between 2-3% as we mentioned earlier, but the fact of the matter is that new business is a small fraction of our total business. As you saw this time we have 98.7% repeat business, so obviously it does not impact on a weighted average basis. Second as Basab mentioned earlier, there is a function of service mix, it is a function of customer mix, it is a function of how many MSAs have been re-negotiated. So I think, all these things take time to play out, so I wouldn’t read too much into that.

James Lin

China, we are in operations, this quarter we grow up to 243 staff in China versus 160 last quarter, and we have added three more additional new customers in China, so our China market has grown quite a bit, and global markets still come slowly, so our growth is ramping up as planned, but business I think we are catching on <phrase inaudible> next quarter...

Female participant

Nandan, I believe Hema is leaving by the end of the month, do you have a replacement in mind, one. Two, what is the current HR, are there any attrition figures that you would be able to give us. And three, you are building for another 29,000 people, so I assume you have that kind of figure some time in the future, what kind of time line are you looking at for that, that number of people?

Kris Gopalakrishnan

We will be announcing at the appropriate time, what is our plan for HR. Hema, as we know is only leaving at the end of the month. Attrition this quarter is 9.8% compared to 9.7% last quarter. We are looking to add 13,500 gross employees across the group in the remaining nine months of this fiscal, and in the next quarter alone, we are expecting to add 7000 gross employees in the next quarter, in Q2. So significant number being added, and that is the reason why we are scaling up our investment in infrastructure to accommodate more than 21,000 people because we expect to add employees in the future.

Female participant

What is the attrition at Progeon?

Akshaya Bhargava

In Progeon, the attrition in the last 12-month basis is 35%.

Male participant

How do you see the recent BPO fraud in Delhi that <phrase inaudible>, BPO fraud from Delhi company?

Akshaya Bhargava

Could you repeat the question?

<Audio not clear>

Akshaya Bhargava

We have very strong data protection practices. We are a BS7799 certified company. Before any engagement goes live, we do a full information security audit and review. Our customer teams, their information security teams come and audit the processes and the environment. We explain these practices to our employees. We have very rigid access controls. The LAN that works for the customer is not connected to the Progeon LAN. So if a Progeon employee has to access his e-mail, he has to physically get up from the customer workstation and go to an internet café like area to be able to do that. So we have very-very tight practices around this. In a sense, you know, we have 19 customers, every one of the 19 customers has actually come and audited our information security environment. So if you really look at it that way, what we represent is really a superset of all these customers.

Bani

One last question please. Thank you. Spokes people are available for comments after that. Please join us for lunch.

< Question not audible>

Mohandas Pai

Okay, I will answer all those questions.

How much you have hedged in the second quarter towards forward cover?

$261 million dollars.

Increase in cash flow of 2.67 billion has come from where?

Substantially, from reduction of accounts receivables.

The operating cash flow in Q1 at 5.78 billion is higher by whooping 4.03 billion for the corresponding quarter of the last fiscal but more than double in the previous quarter?

The reason is that in the previous quarter accounts receivable went up to 67 days. We got a check for Rs. 250 crores on the 4th of April and AR came down. That is the primary reason.

Next is, there are media reports that your company has been losing more senior executives than any other IT firm?

The data given in that report is wrong. It is true we had 165 people earning more than Rs. 2 lakhs a month compared to two other companies, it is about 3-4 times more than the other two companies, and they said we lost 45 people, out of that, only 7 people were earning more than Rs. 2 lakhs per month who left us, the balance 38 are people who left us who were in the lower slabs but got more because of one-time bonuses and some incentives. You must remember that if you work for part of the year, your salary could be higher than the average per month for the whole year because you get some terminal benefits when you leave the corporation and all that is added to compensation. So we had only 7 people leave out of 165 people earning more than Rs. 2 lakhs. But the good news is our people are paid substantially better than competition. We have more people getting 2 lakhs than competition who have got a larger number of people.

Next question, I think Nandan will answer that.

Before that I will answer the last question, explain the gap between year-on-year growth under the Indian GAAP and US GAAP?

It is because of currency fluctuation. The currency levels in the same month last year and this year is much different. This quarter it is Rs. 43.51 and I think is about 7% or so higher in the same quarter last year, and that’s why the difference.

Nandan will answer this question.

Nandan Nilekani

The question is, sequentially you projected a growth of around 7% for the second quarter in the Indian GAAP, but revised the guidance for the whole year only marginally. Is this again a conservative estimate only to be revised subsequently?

We will know in October, I guess, but I think our view is that we have a very clear view of this quarter which is why we are saying US GAAP will do between $506 to $509 million for Q2, which is a half a billion dollars, but beyond that we obviously have to temper it. Like last time in the fourth quarter, we had relatively lower growth, so we look at all those factors. We also look at the potential impact of this London blast, whether it will have any impact on business travel. So having looked at all that, we have come out and revised our guidance for the year by about $10 million.

<Question not audible>

Nandan Nilekani

Yeah, second quarter and for the year, because the impact may not just be in one quarter, it may affect business travel, which affects future business also.

I think we have answered all your questions. Thank you very much.